Exhibit 99.1

Hailiang Education Group Inc. Reports Fiscal Year 2018 Financial Results

HANGZHOU, China, October 18, 2018 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education” or the “Company”), an education and management service provider of primary, middle, and high schools in the PRC, announced its financial results for the fiscal year ended June 30, 2018.

Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education, commented, “We are pleased to report our financial results for fiscal year 2018. We achieved record revenues and net profit for fiscal year 2018, which increased by 37.0% and 37.7% year-over-year, respectively. As of June 30, 2018, we owned and sponsored 7 affiliated schools, and managed and operated 16 managed schools that were not owned or sponsored by us, with an aggregate number of 23 schools and 54,684 students across China. In addition, we have continued to show steady growth in the basic educational and international programs we administer. We have been proud of the response from our students and their parents over the year as we seek to attract high-quality faculty and improve our teaching methods to increase the quality of our services. Going forward, we expect to continue to improve the quality of our education and management service.”

	For the 12 Months Ended June 30
(RMB millions, except per share data)	2018	2017	% Change
Revenue	1,169.3	853.3	37.0%
Basic educational program	764.2	657.9	16.1%
International program	329.8	195.4	68.8%
Management services	19.0	—	100.0%
Others	56.4	—	100.0%
Gross Profit	364.7	204.8	78.1%
Gross Margin	31.2%	24.0%	7.2	pp*
Operating Profits	280.5	160.9	74.4%
Operating Margin	24.0%	18.9%	5.1	pp*
Net Profit	230.9	167.7	37.7%
EPS	0.54	0.41	31.7%

*Notes: pp represents percentage points

Fiscal Year 2018 Financial Highlights

•	Revenue was RMB1,169.3 million (US$176.7 million), an increase of 37.0% from RMB853.3 million in the same period last year.

•	Gross profit was RMB364.7 million (US$55.1 million), an increase of 78.1% from RMB204.8 million in the same period last year.

•	Gross margin was 31.2% compared with 24.0% in the same period last year.

•	Net profit was RMB230.9 million (US$34.9 million), an increase of 37.7% from RMB167.7 million in the same period last year.

•	Basic and diluted earnings per share were RMB0.54 (US$0.08) compared with RMB0.41 in the same period last year.

Fiscal Year 2018 Operational Highlights

•	As of June 30, 2018, the total enrollment of students in the schools originally owned and sponsored by the Company was 22,110.

•	As of June 30, 2018, the number of students enrolled in the basic educational programs was 18,250, an increase of 0.6% from 18,125 in the same period last year. The number of students enrolled in the international programs was 3,860, as of June 30, 2018, an increase of 36.6% from 2,825 in the same period last year.

•	Expanded the scale of the Company’s education offerings by owning and sponsoring 7 affiliated schools, managing and operating 16 managed schools that were not owned or sponsored by us, with an aggregate number of 23 schools and 54,684 students across China.

Fiscal Year 2018 Financial Results

Revenue

Revenue increased by 37.0% to RMB1,169.3 million (US$176.7 million) for the 12 months ended June 30, 2018, from RMB853.3 million for the same period of last year. It was mainly driven by an increase in the tuition during the same periods.

Revenue from the basic educational programs increased by RMB106.3 million (US$16.1 million) or 16.1%, to RMB764.2 million (US$115.5 million) for the 12 months ended June 30, 2018, from RMB657.9 million for the same period of last year. This was driven primarily by an increase in the tuition during the same periods.

Revenue from the international programs increased by RMB134.4 million (US$20.3 million) or 68.8%, to RMB329.8 million (US$49.8 million) for the 12 months ended June 30, 2018, from RMB195.4 million for the same period of last year. This was mainly due to an increase in the number of students enrolled in our international programs as well as an increase in the tuition charged in our international programs.

Revenue from management services mainly represents revenue derived from the provision of services including but not limited to logistic, management and consulting services. During the 2018 fiscal year, as a practice of asset-light strategy, the Company expanded its business by providing management services to 16 managed schools and recognized service fees of RMB12.3 million (approximately US$1.9 million). The rest of revenue from management services amounted to RMB6.7 million (approximately US$1.0 million) for the year ended June 30, 2018, which was mainly derived from the operating support services for Ming Kang Hui supermarkets.

Other revenue mainly represents revenue derived from the provision of educational training services, overseas study consulting services and hotel management. Revenue from others was RMB56.4 million (US$8.5 million) for the year ended June 30, 2018.

Cost of Revenue

Cost of revenue increased by RMB156.2 million (US$23.6 million) or 24.1%, to RMB804.7 million (US$121.6 million) for the 12 months ended June 30, 2018, from RMB648.5 million for the same period of last year. The increase was primarily due to an increase in labor costs resulting from an increase in the total number of teachers and educational staff and a general increase in the compensation levels, an increase in student-related costs resulting from the increase in the number of students enrolled and the increased cost of student catering service. Furthermore, the study trip business and study abroad consulting business newly launched in the 2018 fiscal year resulted in the increase of other costs.

Gross Profit and Gross Margin

Gross profit increased by 78.1% to RMB364.7 million (US$55.1 million) for the 12 months ended June 30, 2018, from RMB204.8 million for the same period of last year.

Gross margin increased by 7.2 percentage points to 31.2% for the 12 months ended June 30, 2018, compared with 24.0% for the same period of last year.

Operating Expenses

Operating expenses increased by RMB37.6 million (US$5.7 million) or 74.8%, to RMB87.9 million (US$13.3 million) for the 12 months ended June 30, 2018, from RMB50.3 million for the same period of last year.

Selling expenses increased by RMB2.6 million (US$0.4 million) or 12.0%, to RMB24.5 million (US$3.7 million) for the 12 months ended June 30, 2018, from RMB21.9 million for the same period of last year, which was primarily due to the increase in student recruitment expenses as we have increased student enrollment rewards to attract top-tier students.

Administrative expenses increased by RMB35.0 million (US$5.3 million) or 123.3%, to RMB63.4 million (US$9.6 million) for the 12 months ended June 30, 2018 from RMB28.4 million for the same period of last year. This increase was primarily due to (i) an increase in labor cost resulting from an increase in the total number and compensation level of office and administrative staff; (ii) an increase in professional service fee; and (iii) an increase in other general operational expenses generated from newly established subsidiaries and affiliated entities.

Other Income, net

Other income consists of government grants and other miscellaneous income. Other income decreased by RMB2.6 million (US$0.4 million) or 41.7% to RMB3.7 million (US$0.6 million) for the 12 months ended June 30, 2018, from RMB6.3 million for the same period of last year, primarily due to the increase of one-time extraordinary expenses and disposal fixed assets expense in the 2018 fiscal year.

Net Finance Income

Net finance income increased by RMB4.5 million (US$0.7 million) or 65.3%, to RMB11.4 million (US$1.7 million) for the 12 months ended June 30, 2018, from RMB6.9 million for the same period of last year, which was primarily due to an increase in interest income caused by more fund we deposited with the related party finance entity in the 2018 fiscal year compared to the 2017 fiscal year.

Income Tax Expense

Income tax expense was RMB66.3 million (US$10.0 million) for the 12 months ended June 30, 2018, compared with nil in the same period last year. The increase was due to our subsidiaries and consolidated affiliated companies in PRC, which mainly provide logistic services, management and consulting services, educational training services, after-school enrichment programs, and overseas study consulting services, being subject to a unified 25% enterprise income tax rate.

Net Profit

Net profit increased by 37.7% to RMB230.9 million (US$34.9 million) for the 12 months ended June 30, 2018, from RMB167.7 million for the same period of last year.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were RMB0.54 (US$0.08) for the 12 months ended June 30, 2018, compared with basic and diluted earnings per share of RMB0.41 for the same period of last year.

Cash Flow

Net cash provided by operating activities was RMB587.9 million (US$88.9 million) for the 12 months ended June 30, 2018, compared with RMB287.0 million for the same period of last year. Net cash provided by investing activities was RMB131.1 million (US$19.8 million), compared with net cash used in investing activities of RMB602.3 million for the same period of last year. Net cash provided by financing activities was RMB18.6 million (US$2.8 million) for the 12 months ended June 30, 2018, compared with RMB99.6 million for the same period of last year.

Balance Sheet

As of June 30, 2018, the Company had cash and cash equivalents of RMB812.6 million (US$122.8 million), compared with RMB77.8 million as of June 30, 2017. As of June 30, 2018, the Company had term deposits held at a related party finance entity of RMB204.0 million (US$30.8 million), compared with RMB401.0 million as of June 30, 2017.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB 6.6171 to US$1.00, the noon buying rate in effect on June 30, 2018, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

The Company will host its fiscal year 2018 financial results conference call at 9:00 am Eastern Time (6:00 am Pacific Time/9:00 pm Beijing Time) on Friday, October 19, 2018. To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for “Hailiang Education Group/HLG”.

Conference Call
Date:	October 19, 2018
Time:	9:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Hailiang Education Group

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until October 26, 2018. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 10125421.

A live webcast and archive of the conference call will be available at http://ir.hailiangedu.com.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational services providers in China. The Company focuses closely on providing distinguished, specialized, and internationalized education. HLG is dedicated to provide students with high quality primary, high school, and international educational services and highly values the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. HLG is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual classrooms. Languages used include Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education is committed to making great efforts to provide its students with greater opportunities to enroll at well-known domestic or international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statement

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the “SEC”). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “will make,” “will be,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “endeavor to,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

Contacts:

Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com

Ms. Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

(Amounts in thousands except per share data)

	2016 RMB	2017 RMB	2018 RMB
Revenue	654,060	853,295	1,169,348
Cost of revenue	(498,944)	(648,482)	(804,674)

Gross profit	155,116	204,813	364,674
Other income, net	1,756	6,325	3,689
Selling expenses	(16,753)	(21,902)	(24,539)
Administrative expenses	(36,153)	(28,385)	(63,374)
Disposal loss of leasehold improvement	(10,286)	—	—

Operating profit	93,680	160,851	280,450
Gain on disposal of affiliated entities	—	—	5,349
Net finance income	5,752	6,892	11,391

Profit before tax	99,432	167,743	297,190
Income tax expenses	—	—	(66,288)

Net Profit	99,432	167,743	230,902

Profit attributable to:
Net Profit attributable to non-controlling interests	—	—	8,314
Net Profit attributable to the Group’s shareholders	99,432	167,743	222,588
	99,432	167,743	230,902

Earnings per share
Basic and diluted earnings per share	0.24	0.41	0.54

Net Profit	99,432	167,743	230,902
Other comprehensive income/(loss)	8,437	2,202	(2,542)

Total comprehensive income	107,869	169,945	228,360

Comprehensive income attributable to:
Comprehensive income attributable to non-controlling interests	—	—	8,314
Comprehensive income attributable to the Group’s shareholders	107,869	169,945	220,046
	107,869	169,945	228,360

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2017 AND 2018

(Amounts in thousands)

	2017 RMB	2018 RMB
Assets
Property and equipment, net	720,619	679,081
Intangible assets and goodwill, net	79,599	78,747
Prepayments to third party suppliers	5,692	92

Non-current assets	805,910	757,920

Other receivables due from related parties	112,773	95,128
Other current assets	1,526	15,182
Term deposits held at a related party finance entity	401,000	204,000
Cash and cash equivalents	77,801	812,620

Current assets	593,100	1,126,930

Total assets	1,399,010	1,884,850

Equity
Share capital	267	268
Share premium	134,584	134,583
Contributed capital	235,895	235,895
Reserves	278,044	312,667
Retained earnings	452,823	638,246
Total Hailiang Education Group Inc. shareholders' equity	1,101,613	1,321,659
Non-controlling interests	—	13,154

Total equity	1,101,613	1,334,813

Liabilities
Trade and other payables due to third parties	113,863	141,504
Other payables due to related parties	124,841	138,215
Deferred revenue	58,693	212,969
Income tax payable	—	57,349

Current liabilities	297,397	550,037

Total liabilities	297,397	550,037

Total equity and liabilities	1,399,010	1,884,850

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

(Amounts in thousands)

	2016 RMB	2017 RMB	2018 RMB
Cash flows from operating activities
Profit for the year	99,432	167,743	230,902
Adjustments for:
Depreciation	65,038	110,485	113,128
Disposal loss of leasehold improvement	10,286	—	—
Gain on disposal of affiliated entities	—	—	(5,349)
(Gain)/loss on sale of other property and equipment	(157)	(41)	371
Amortization of intangible assets	948	662	446
Share based payment	1,459	—	—
Net foreign exchange (gain)/loss	(1,049)	(282)	324
Interest income	(4,906)	(6,709)	(11,715)
Income tax expenses	—	—	66,288

	171,051	271,858	394,395
Change in other current assets	2,126	(530)	(13,681)
Change in prepayment to third party suppliers	(4,424)	2,235	2,157
Change in trade and other payables due to third parties	21,789	23,313	30,416
Change in amount due to related parties	26,136	(27,636)	18,000
Change in deferred revenue	(489)	17,713	165,583

Cash generated from operating activities	216,189	286,953	596,870
Income tax paid	—	—	(8,939)

Net cash from operating activities	216,189	286,953	587,931

Cash flows from investing activities
Interest received	3,265	5,873	10,677
Proceeds from sale of property and equipment	762	64	1,015
Purchase of property and equipment	(346,595)	(108,959)	(89,369)
Term deposits placed with a related party finance entity	(1,212,430)	(1,953,600)	(204,000)
Maturity of term deposits placed with a related party finance entity	1,272,430	1,552,600	401,000
Loans made to a related party	—	(98,229)	—
Acquisition of subsidiaries	—	—	(6,160)
Net proceeds from disposal of affiliated entities	—	—	17,982

Net cash (used in)/from investing activities	(282,568)	(602,251)	131,145

Cash flows from financing activities
Proceeds from issue of ordinary shares	122,369	—	—
Payment of new shares issuance cost	(7,844)	—	—
Loan made from related parties	—	99,603	7,609
Capital contribution from former shareholder	—	—	11,000

Net cash from financing activities	114,525	99,603	18,609

Net increase/(decrease) in cash and cash equivalents	48,146	(215,695)	737,685
Cash and cash equivalents at beginning of the year	233,379	291,011	77,801
Effect of movements in exchange rates on cash held	9,486	2,485	(2,866)

Cash and cash equivalents at the end of the year	291,011	77,801	812,620

Non cash transaction:
Share based payment	3,166	—	—
Capital transaction	—	10,000	—